Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 12, 2026 (the “Meeting”). The total number of shares voted was 157,212,921 or 81.54% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the nine nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Against	% Against
	Tom Albanese	145,825,750	96.79%	4,833,179	3.21%
	Paul Brink	150,338,527	99.79%	321,778	0.21%
	Hugo Dryland	149,727,488	99.38%	932,813	0.62%
	Derek W. Evans	144,493,780	95.91%	6,165,148	4.09%
	Dr. Catharine Farrow	148,416,564	98.51%	2,243,740	1.49%
	Maureen Jensen	148,905,216	98.84%	1,755,088	1.16%
	Jennifer Maki	148,516,087	98.58%	2,142,841	1.42%
	Daniel Malchuk	149,958,725	99.53%	701,578	0.47%
	Jacques Perron	150,299,737	99.76%	360,565	0.24%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. The report on ballot confirmed shareholders voted as follows: “for” 154,578,506 (98.32%) and “withheld” 2,634,414 (1.68%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. On the advisory resolution, the report on ballot confirmed shareholders voted as follows: “for” 137,592,742 (91.33%) and “against” 13,067,560 (8.67%).

DATED as of this 13th day of May, 2026.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary